UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant’s name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
99.2	Management’s Discussion & Analysis For the three months ended march 31, 2024
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: May 10, 2024	/s/ Lisa Peterson
Lisa Peterson
Chief Financial Officer

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EXHIBIT INDEX

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2024 and 2023
99.2	Management’s Discussion & Analysis For the three months ended march 31, 2024
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings

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